EXHIBIT 16

VIVUS, Inc.
351 East Evelyn Avenue
Mountain View, CA 94041

July 18, 2013

First Manhattan Co.
399 Park Avenue
New York, NY 10022

Attn:	Samuel F. Colin, MD
Neal K. Stearns, Esq.

Gentlemen:

This letter constitutes the agreement (the “Agreement”) between First Manhattan Co., a New York limited partnership, on behalf of itself and its affiliated funds, accounts and entities (collectively, “First Manhattan”), and VIVUS, Inc., a Delaware corporation (the “Company”).

WHEREAS, First Manhattan owns an aggregate of 10,001,104 shares of common stock, par value $0.001 per share, of the Company (the “Common Stock”), which represents approximately 9.9% of the issued and outstanding shares of Common Stock (and First Manhattan may be deemed to be the beneficial owner of an additional 2,007,099 shares of Common Stock owned by Sarissa Capital Offshore Master Fund LP and Sarissa Capital Domestic Fund LP, which beneficial ownership has been expressly disclaimed by First Manhattan); and

WHEREAS, First Manhattan has given notice of its intention to nominate nine persons for election to the Company’s board of directors (the “Board”) at the Company’s annual meeting of stockholders scheduled to be held on July 15, 2013 and adjourned to July 18, 2013 (the “Annual Meeting”) and is soliciting proxies for the election of its nominees in opposition to the slate of directors nominated by the Board (the “Proxy Solicitation”); and

WHEREAS, the Company and First Manhattan desire to resolve the Proxy Solicitation and all matters related thereto and, in furtherance thereof, undertake the actions and agreements contained herein.

NOW, THEREFORE, in consideration of the promises and the representations, warranties and agreements contained herein, and other good and valuable consideration, the parties hereto mutually agree as follows:

1.          The Company hereby confirms that, simultaneously with the execution of this Agreement, the Board has taken the following actions:

(a)          amended the Company’s Amended and Restated Bylaws (the “Bylaws”) to increase the size of the Board by two, such that the Board will be comprised of a total of eleven directors;

July 18, 2013

(b)          accepted the resignation of each of Charles J. Casamento (“Mr. Casamento”), Ernest Mario, Ph.D. (“Dr. Mario”), Linda M. Dairiki Shortliffe, M.D. (“Dr. Shortliffe”), Peter Y. Tam (“Mr. Tam”) and Leland Wilson (“Mr. L. Wilson” and collectively, the “Resigning Directors”) as directors of the Company, which resignations shall be effective as of 9:00 a.m. Pacific Time on Friday, July 19, 2013;

(c)          appointed, effective as of 9:00 a.m. Pacific Time on Friday, July 19, 2013, Michael James Astrue (“Mr. Astrue”), Samuel F. Colin, M.D. (“Dr. Colin”), Alexander J. Denner, Ph.D. (“Dr. Denner”), Johannes J.P. Kastelein (“Dr. Kastelein”), David York Norton (“Mr. Norton”) and Herman Rosenman (“Mr. Rosenman” and collectively, the “FMC Directors”) to fill six of the seven vacancies resulting from the foregoing resignations and the foregoing increases in the size of the Board;

(d)          accepted the resignation of Mr. L. Wilson as the Chief Executive Officer of the Company and otherwise as an officer or director of the Company and its subsidiaries, which resignation shall each be effective as of 9:00 a.m. Pacific Time on Friday, July 19, 2013; and

(e)          amended the Company’s Bylaws to authorize the Board to adjourn the Annual Meeting.

2.          It is understood by each of First Manhattan and the Company that the New Board (as defined herein), on Friday, July 19, 2013, intends to propose the appointment of Anthony P. Zook (“Mr. Zook”) to serve as Chief Executive Officer of the Company substantially on the terms set forth in the Letter of Intent, dated July 1, 2013, subject to the exercise of the fiduciary duties of the Board and the subsequent execution of a definitive employment agreement between the Company and Mr. Zook. Upon such appointment, Mr. Zook will be appointed to fill the remaining vacancy on the Board, such that the Board will be composed of Mr. Astrue, Dr. Colin, J. Martin Carroll, Dr. Denner, Dr. Kastelein, Mark B. Logan, Mr. Norton, Jorge Plutzky, M.D., Mr. Rosenman, Robert N. Wilson and Mr. Zook (collectively, the “New Board” and Messrs. Carroll, Logan, Plutzky and Wilson, the “Continuing Directors”). It is understood by each of First Manhattan and the Company that Mr. L. Wilson has agreed in principle to serve as an advisor to Mr. Zook, subject to mutually agreeable terms, upon Mr. Zook’s appointment as Chief Executive Officer.

3.          (a)          The Company agrees that, from the date hereof through the date upon which the New Board is seated, the Company will continue to operate solely in the ordinary course of business and maintain the status quo at the Company as of July 18, 2013, including but not limited to refraining from entering into any material agreements or making any material changes to the operations, employment or compensation plans and agreements, or personnel of the Company.

(b)          Without limiting the generality of the foregoing, and other than as a result of the actions required by this Agreement, the Company shall not take any action to accelerate the vesting of any equity compensation or accelerate the payment of any other compensation of any director, officer or employee not otherwise entitled to such acceleration, including, without limitation, under the Wilson Employment Agreement or the A&R Severance Agreement (as defined herein);

(c)          immediately upon and following the execution of this Agreement the Company shall provide to Mr. Zook such information regarding the Company as he may reasonably request as well as access to the books and records of the Company and to its officers and personnel, for transition purposes;

(d)          Mr. L. Wilson hereby, as of the date hereof, represents and warrants that he is not aware of any facts that would materially and adversely affect the ability of the Company’s Chief

July 18, 2013

Executive Officer to make the certification to be set forth as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ending June 30, 2013 with respect to the Company’s financial and other information contained therein; provided that First Manhattan acknowledges that the foregoing representation and warranty has been made, and reflects that the Company and Mr. L. Wilson have not, as of the date hereof, (in accordance with the Company’s regular practice) conducted the Company’s customary quarter-end procedures with respect to its financial reporting obligations;

(e)          the parties agree as to the matters set forth on Schedule A hereto; and

(f)          Subject to reasonable and customary compensation arrangements to be negotiated by the parties, Mr. L. Wilson and Mr. Tam agree to cooperate with the Company at its reasonable request and expense in connection with the prosecution of the patent utilized by the Company and of which they are inventors, including by providing such technical support as the Company may reasonably request.

4.          First Manhattan hereby agrees that it (a) shall immediately cease, and shall cause its affiliates to cease, any and all solicitation efforts in connection with the Proxy Solicitation and (b) shall not vote, deliver or otherwise use any proxies that may have been received to date pursuant to the Proxy Solicitation.

5.          Promptly following the execution of this Agreement, the Company shall issue and mail to the Company’s stockholders, in a form reasonably acceptable to First Manhattan, a supplement to the Company’s definitive Proxy Statement filed on Schedule 14A on June 3, 2013, (the “Proxy Supplement”), in which the Company shall provide for the adjournment of the Annual Meeting to August 14, 2013, describe the terms of this Agreement and shall state, among other things, that (a) the Board has withdrawn certain of its director nominees and in lieu of the previous slate has nominated each of the members of the New Board, and (b) the Board and First Manhattan each recommend that the Company’s stockholders vote their shares of Common Stock in favor of the election of each of the members of the New Board.

6.          First Manhattan agrees to cause all shares of Common Stock which it is entitled to vote at the Annual Meeting to be present, in person or by proxy, at the Annual Meeting and to vote all such shares of Common Stock in favor of the election of each of the members of the New Board.

7.          The Board has authorized the reimbursement to First Manhattan of the reasonable and documented out-of-pocket expenses incurred by First Manhattan in connection with the Proxy Solicitation.

8.          The Company shall (a) issue a press release in the form attached as Exhibit A hereto (the “Press Release”) prior to the opening of trading on July 19, 2013 and (b) timely file with the Securities and Exchange Commission (the “SEC”) a corresponding Form 8-K that includes both the Press Release and this Agreement. First Manhattan shall timely file with the SEC a Schedule 13D/A that includes this Agreement and confirms its abandonment of the Proxy Solicitation.

9.          On or before 10:00 a.m. Eastern Standard Time on Monday, July 22, 2013, First Manhattan shall dismiss the action it commenced in the Delaware Court of Chancery captioned First Manhattan Co. vs. Leland F. Wilson, Peter Y. Tam, Mark B. Logan, J. Martin Carroll, Charles J. Casamento, Ernest Mario, Ph.D., Jorge Plutzky, M.D., Linda M. Dairiki Shortliffe, M.D., Robert N. Wilson, and VIVUS, Inc., with prejudice.

July 18, 2013

10.        The Company, First Manhattan and each of the Current and Former Directors (as defined below) who are signatories hereto, each acknowledge and agree that money damages would not be a sufficient remedy for any breach (or threatened breach) of this Agreement by it or him or her, and that, in the event of any breach or threatened breach hereof, the non-breaching party shall be entitled to seek injunctive and other equitable relief, without proof of actual damages, that the breaching party shall not plead in defense thereto that there would be an adequate remedy at law, and that the breaching party agrees to waive any applicable right or requirement that a bond be posted by the non-breaching party. Such remedies shall not be the exclusive remedies for a breach of this Agreement, but will be in addition to all other remedies available at law or in equity.

11.        From and after the date of this Agreement (a) First Manhattan shall not, and shall not solicit, cause or encourage others to, make any public comments or statements regarding the Current and Former Directors who are signatories hereto, which are derogatory or detrimental to, or which disparage, any of the Current and Former Directors who are signatories hereto, and that in any manner relate to the Company, the Proxy Solicitation, or conduct related thereto; and (b) none of the Current and Former Directors who are signatories hereto shall, nor shall any of them solicit, cause or encourage others to, make any public comments or statements regarding First Manhattan or any of its partners, officers, directors or employees, which are derogatory or detrimental to, or which disparage, any of them and that in any manner relate to the Company, the Proxy Solicitation, or conduct related thereto.  The foregoing shall not apply to compelled testimony, either by legal process, subpoena or otherwise, or to communications that are required by law.

12.        First Manhattan releases and discharges all of the Company’s current directors that are signatories hereto, including the Resigning Directors that are signatories hereto (the “Current Directors”), and former directors (together with the Current Directors, the “Current and Former Directors”) from all claims, actions, causes of actions, whether known, unknown, past, present or future that First Manhattan ever had or may have against the applicable Current and Former Directors of any type or in any capacity (including but not limited to individual, class, direct, derivative, representative, legal or equitable) that are based upon facts that have occurred from the beginning of time through and including the date hereof (the “First Manhattan Settled Claims”), provided, however, that the First Manhattan Settled Claims shall not include claims to enforce the Current Directors’ obligations under this Settlement Agreement.

13.        The Current Directors (which, for the avoidance of doubt, include the Resigning Directors) release and discharge First Manhattan from all claims, actions, causes of actions, whether known, unknown, past, present or future that the Current Directors ever had or may have against First Manhattan of any type or in any capacity (including but not limited to individual, class, direct, derivative, representative, legal or equitable) that are based upon facts that have occurred from the beginning of time through and including the date hereof (the “Current Directors’ Settled Claims”), provided, however, that the Current Directors’ Settled Claims shall not include claims to enforce First Manhattan’s obligations under this Settlement Agreement.

14.        The parties hereto expressly acknowledge and agree that (a) the release contemplated by this Settlement Agreement shall extend to claims that the parties granting the release (the “Releasing Parties”) do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties’ decision to enter into the release; (b) the Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which states that:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE

July 18, 2013

RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.

and (c) the Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

15.        This Agreement may be executed by the signatories hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Nothing in this Agreement, whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any persons other than the parties hereto.

16.        The Company shall use its reasonable best efforts to cause any of the Resigning Directors, Mr. Carroll, Mr. Logan, Mr. Plutzky and Mr. R. Wilson that do not execute this Agreement on the date hereof to execute a Joinder Agreement, substantially in the form attached hereto as Exhibit B, pursuant to which each signatory agrees to be a party to and bound by the terms and conditions of this Agreement.

17.        This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles. The parties hereto each (a) irrevocably and unconditionally consent to the personal jurisdiction and venue of the federal or state courts in the State of Delaware; (b) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (c) shall not bring any action relating to this Agreement or otherwise in any court other than the federal or state courts located in the State of Delaware.

18.        Each party to this Agreement agrees to take or cause to be taken such further actions, and to execute, deliver and file or cause to be executed, delivered and filed such further documents and instruments, and to obtain such consents, as may be reasonably required or requested by the other party in order to effectuate fully the purposes, terms and conditions of this Agreement.

19.        This Agreement contains the entire agreement among the parties concerning the subject matter hereof. This Agreement shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party without the express written consent of the other party. No amendment, modification, supplement or waiver of any provision of this Agreement may in any event be effective unless in writing and signed by the party affected thereby.

[signature pages follow]

Very truly yours,

VIVUS, INC.

By:	/s/ Leland Wilson
Name:
Title:

Accepted and agreed to:

FIRST MANHATTAN CO.,
on behalf of itself and its affiliated funds, accounts and entities

By: FIRST MANHATTAN LLC, General Partner

By:	/s/ Neal K. Stearns
Name:	Neal K. Stearns
Title:	Managing Member

Accepted and agreed to solely with respect to Section 10 through Section 19 above:

/s/ Charles J. Casamento
Name:	Charles J. Casamento
Title:	Director

/s/ Ernest Mario, Ph.D.
Name:	Ernest Mario, Ph.D.
Title:	Director

/s/ Linda M. Dairiki Shortliffe, M.D.
Name:	Linda M. Dairiki Shortliffe, M.D.
Title:	Director

Name:	J. Martin Carroll
Title:	Director

/s/ Mark B. Logan
Name:	Mark B. Logan
Title:	Director

/s/ Jorge Plutzky, M.D.
Name:	Jorge Plutzky, M.D.
Title:	Director

Name:	Robert N. Wilson
Title:	Director

Also accepted and agreed to as to Section 3(d) and Section 3(f) above:

/s/ Leland Wilson
Name:	Leland Wilson
Title:	Director and Chief Executive Officer

Also accepted and agreed to as to Section 3(f) above:

/s/ Peter Y. Tam
Name:	Peter Y. Tam
Title:	Director and President

EXHIBIT A

July 18, 2013

VIVUS, First Manhattan and Sarissa Capital Announce Settlement Agreement

Reconstituted Slate Will Include Six First Manhattan Nominees and Four VIVUS Nominees

Anthony Zook is Expected to Serve as New CEO and to be Appointed to the Board

Annual Meeting to be Rescheduled for Stockholders to Vote on Revised Slate

MOUNTAIN VIEW, Calif. and NEW YORK, July 18, 2013 (GLOBE NEWSWIRE) -- VIVUS, Inc. (Nasdaq:VVUS) (“VIVUS” or “the Company”), a pharmaceutical company commercializing and developing innovative, next-generation therapies to address unmet needs in obesity and sexual health, First Manhattan Co. (“FMC”), an owner-managed and operated investment advisory firm and the owner of approximately 9.9 percent of the outstanding shares of VIVUS, and Sarissa Capital Management LP, a registered investment adviser that focuses on enhancing shareholder value of portfolio companies and the owner of approximately two percent of VIVUS’s outstanding shares, jointly announced today that VIVUS and FMC have entered into a settlement agreement regarding their proxy contest related to the Company’s 2013 Annual Meeting of Stockholders.

Under the terms of the agreement, Charles J. Casamento Ernest Mario, Ph. D., Linda M. Shortliffe, M.D., Peter Y. Tam and Leland F. Wilson will resign from the Board effective tomorrow. The Board was expanded today from nine to 11 members. Six FMC nominees, Michael James Astrue, Samuel F. Colin, M.D., Alexander J. Denner, Johannes J.P. Kastelein, David York Norton and Herman Rosenman, are being appointed to the Board to fill the resulting vacancies. Anthony P. Zook is expected to be named VIVUS’s new Chief Executive Officer and appointed to the Board. VIVUS agreed to nominate a total of 11 nominees for election to the Board at the Annual Meeting, including the six FMC nominees and Mr. Zook, as well as J. Martin Carroll, Mark B. Logan, Jorge Plutzky M.D. and Robert N. Wilson from VIVUS’s slate.

Mr. Zook is expected to succeed Leland Wilson, who will depart as VIVUS’s CEO. Mr. Leland Wilson agreed to serve in an advisory role to VIVUS to ensure a seamless leadership transition.

Dr. Colin, Senior Managing Partner at FMC, said, “We are grateful for the strong support we have received from VIVUS stockholders. The new Board and Tony Zook share a strong commitment to realizing VIVUS’s true potential and putting the Company on a trajectory of growth and value creation.

“We, along with all stockholders, want to acknowledge the enormous accomplishments of Leland Wilson and Peter Tam in identifying and developing the most efficacious obesity drug ever. As a founding CEO, over the past 22 years, Leland has secured four drug approvals, an unheard-of achievement for a small pharmaceutical company. He has taken Vivus from start- up to what it is today. The VIVUS team, led by Leland and Peter, stuck together through thick and thin over two decades surmounting scientific and financial challenges that would have flattened most organizations,” Dr. Colin concluded.

Mr. Logan, the Chairman of VIVUS’s Board, said, “We are pleased to reach this settlement, which we believe is in the best interest of all VIVUS stockholders. First Manhattan has an outstanding reputation and an impressive record as a long-term value investor. First Manhattan has been an investor in

VIVUS since 2008 and shares our commitment to building Qsymia into a top-selling brand and creating value for all of our stakeholders. We look forward to working with the new Board to capitalize on VIVUS’s tremendous potential.”

Mr. Denner, Chief Investment Officer of Sarissa Capital added, “We think this equitable settlement is in the best interest of all stockholders and we look forward to working with the Board and management team to realize the full potential of VIVUS.”

Mr. Zook, who is expected to be VIVUS’s new Chief Executive Officer, said, “I am excited about the enormous opportunity before us. Qsymia has the potential to improve the quality of life for millions of people. I look forward to working with the new Board and the many exceptionally talented people at VIVUS to bring an exciting medicine to people who can benefit from it most.”

In order to allow additional time for stockholders to vote on the revised slate of director nominees, VIVUS’s scheduled Annual Meeting was convened today solely for the purpose of adjourning the meeting to a date to be announced, but not to exceed 30 calendar days from July 15, 2013, to be held at the Company’s corporate headquarters at 351 E. Evelyn Avenue, Mountain View, California 94041. The record date for stockholders entitled to vote at the annual meeting remains May 31, 2013. VIVUS will prepare and mail to stockholders a proxy statement supplement in connection with the agreement with FMC. The new Board and FMC will each recommend that the Company’s stockholders vote their shares in favor of the election of each of the members of the new Board.

FMC will withdraw its notice of nomination of persons for election as directors and will vote its shares at the Annual Meeting for all 11 nominees on the reconstituted Board slate.

The complete agreement between VIVUS and FMC will be included as an exhibit to VIVUS’s current report on Form 8-K, which will be filed with the Securities and Exchange Commission.

If VIVUS stockholders have questions about how to vote their shares, or need additional assistance, please contact MacKenzie Partners, Inc., who is assisting FMC in the solicitation of proxies, at (212) 929-5500 or Toll-Free (800) 322-2885, or Morrow & Co., LLC, who is assisting the Company, at (800) 607-0088 or Toll Free (203) 658-9400.

About First Manhattan Co.

First Manhattan Co. (“FMC”) was founded in 1964 and remains an owner-operated investment advisory firm. FMC is registered with the U.S. Securities and Exchange Commission (the “SEC”) as an investment adviser and as a broker-dealer, and is a member of the Financial Industry Regulatory Authority (FINRA).

About VIVUS

VIVUS is a biopharmaceutical company commercializing and developing innovative, next-generation therapies to address unmet needs in obesity, sleep apnea, diabetes and sexual health. For more information about the company, please visit www.vivus.com.

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “predict,” “opportunity” and “should,” among others. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. VIVUS does not undertake an obligation to update or revise any forward-looking statements. Investors should read the risk factors set forth in VIVUS’s Form 10-K for the year ending December 31, 2012, as amended by the Form 10-K/A filed on April 30, 2013 and by the Form 10-K/A filed on June 12, 2013, and periodic reports filed with the SEC.

Important Additional Information

On June 3, 2013, VIVUS filed a definitive proxy statement and GOLD proxy card with the SEC in connection with the solicitation of proxies for its 2013 Annual Meeting of Stockholders. VIVUS intends to file with the SEC a supplement to such definitive proxy statement. Stockholders are strongly advised to read VIVUS’s 2013 proxy statement, and the forthcoming supplement thereto, because they contain important information. Stockholders may obtain a free copy of the 2013 proxy statement, the forthcoming supplement thereto, and other documents that the Company files with the SEC from the SEC’s website at www.sec.gov or VIVUS’s website at www.vivus.com.

CONTACT:

For Vivus:

Timothy E. Morris

Chief Financial Officer

morris@vivus.com

Investor Relations:

The Trout Group

Brian Korb

bkorb@troutgroup.com

646-378-2923

Proxy Solicitor:

Morrow & Co., LLC Joseph J. Mills

jmills@morrowco.com

203-658-9423

Media Relations:

Joele Frank, Wilkinson Brimmer Katcher

Matthew Sherman

msherman@joelefrank.com

212-355-4449

For First Manhattan:

The Abernathy MacGregor Group

Chuck Burgess / Mike Pascale

212-371-5999

clb@abmac.com / mmp@abmac.com

Mackenzie Partners

Larry Dennedy / Charlie Koons

212-929-5239 / 212-929-5708

Source: VIVUS, Inc.

News Provided by Acquire Media

EXHIBIT B

FORM OF JOINDER TO SETTLEMENT AGREEMENT

July __, 2013

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written above by the undersigned (the “Joining Party”) in accordance with the Settlement Agreement dated as of July 18, 2013 (the “Settlement Agreement”) by and among First Manhattan Co. and the other parties signatory thereto.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party hereby joins as and becomes a party to the Settlement Agreement and agrees to be bound by all of the terms, provisions and conditions contained in the Settlement Agreement, as if the undersigned had entered into such Settlement Agreement as an original party thereto as of the date of the Settlement Agreement.

Signature Page Follows

IN WITNESS WHEREOF, the undersigned has executed this Joinder Agreement as of the date written above.

FIRST MANHATTAN CO., on behalf of itself and its affiliated funds, accounts and entities

By: FIRST MANHATTAN LLC, General Partner

By:
Name:	Neal K. Stearns
Title:	Managing Member

By:
Name:
Title: